March 12, 2010

By Telefacsimile and Mail

Karl Hiller
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Earth Search Sciences, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
File No. 000-19566

Dear Mr. Hiller:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of March 4, 2010.  The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter.  For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

 Form 10-K for the Fiscal Year Ended March 31, 2009

 General

1.
On a prospective basis, please paginate your financial statement footnotes.  Additionally, as we note that you did not paginate your 3rd Quarter Form 10-Q, please also paginate every page of your future interim reports.

Karl Hiller, Branch Chief
By Telefacsimile and Mail

RESPONSE:

We will comply with this request.  We believe this was an error in the preparation of the EDGAR version of the document.

Other

2.
We note your disclosure stating that you “ceased all operations in the year ended March 31, 2007.”  As your current activities mirror those contemplated by FASB ASC paragraph 915-10-05-2, it appears that you are again a development stage enterprise as defined by FASB ASC Section 915-10-20.  On a prospective basis, please label your financial statements as those of a “development stage company” and comply with the presentation requirements of FASB ASC Topic 915.

RESPONSE:

The Company will revise its future filings to comply with the presentation requirements of FASB ASB Topic 915.

Very truly yours,

Larry Vance
Chief Financial Officer

cc: Paul Monsour, Staff Accountant
      Mr. Jay Norris, Malone & Bailey, PC